December 4, 2000







         [Name]

         [Address]

         [City, State, Zip]



         Re:      Vested Employee Stock Options



         Dear [Name]:



         Our records indicate that you have vested options covering [#] shares of The Quizno's Corporation common stock which were previously issued to you, with a current value of [$] based on the $8.00 per share (less the exercise price of each of your options) offered by The Quizno's Corporation in the tender offer commenced November 13, 2000.

         The Company's Board of Directors has authorized us to allow you to directly tender your vested options to us. We have provided the following disclosure materials pursuant to applicable securities regulations for your review and in order that you are fully informed concerning the current status of the Company for purposes of making your decision whether to tender your vested options:

         1.       Form S-8 Prospectus;

         2.       Form 10-KSB for fiscal year ended September 30, 1999;

         3.       Form 10-QSB for quarter ended June 30, 2000;

         4. Forms 8-K dated September 29, 2000, November 15, 2000, and November 22, 2000;

         5. Letter of Transmittal to Tender Shares of Common Stock of The Quizno's Corporation;

         6. Notice of Guaranteed Delivery to Tender of Shares of Common Stock of The Quizno's Corporation; and

         7.       Offer to Purchase for Cash all Outstanding Shares of its
                  Common Stock.



         You have until Monday, December 11, 2000, to tender your vested options. In order to tender your vested options, please provide the following to the Company prior to the expiration date of Monday, December 11, 2000:

         1.       Signed Stock Option Certificate(s); and

         2. Signed copy of this letter acknowledging receipt of the disclosure materials and your desire to tender your vested options.

         If you choose to tender your vested options, the Company will have a check issued and sent to you upon receipt of the above items and at the time the other shareholders are paid, assuming that the Company closes the tender. If the Company does not close the tender, it will return your option certificate(s) to you.

         If you have any questions concerning the disclosure materials or the tender, or if you would like to review a copy of any material incorporated by reference into the Form S-8 Prospectus, please contact me at (720) 359-3349.



                            Very truly yours,



                            THE QUIZNO'S CORPORATION





                            Carri L. Bryan

                            Legal Manager







         I, [Name], acknowledge receipt of the disclosure materials provided herein this ____ day of _______________________, 2000.





         By:___________________________________